CAMDEN LEARNING CORPORATION
500 East Pratt Street
Suite 1200
Baltimore, MD 21202

November 20, 2007

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director

Re:	Camden Learning Corporation (the “Registrant”) Registration Statement on Form S-1, as amended

SEC File No. 333-143098

Dear Sir:

    We hereby confirm in writing the withdrawal of our prior request dated November 16, 2007 that the above-referenced Registration Statement on Form S-1, as amended, be declared effective at 4:30 p.m. on Tuesday, November 20, 2007, or as soon thereafter as practicable. If you require additional information, please call Adam Mimeles at (212) 370-1300.

Very truly yours,

/s/ David L. Warnock
David L. Warnock
President and Chief Executive Officer